FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Tomás González
tgonzalez@endesa.cl

FOR IMMEDIATE RELEASE	Irene Aguiló
iaguilo@endesa.cl

For further information contact:	Peter Chamberlain
Jaime Montero	ptcm@endesa.cl
Investor Relations Director
Endesa Chile	Jacqueline Michael
(56-2) 634-2329	jmc@endesa.cl
jfmv@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE PERIOD ENDED MARCH 31, 2006

(Santiago, Chile, April 26, 2006) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended March 31, 2006. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP) as required by Chilean authorities (FECU). March 2005 figures have been adjusted by the year-to-year CPI variation of 4.1% . The figures expressed in US Dollars for both periods were calculated based on the March 31, 2006 exchange rate of 526.18 pesos per dollar.

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiaries (Central Hidroeléctrica de Betania S.A. and EMGESA) and its Peruvian subsidiary (Edegel).

Highlights for the Period

The net income of Endesa Chile for the first quarter of 2006 was US$ 63.7 million, a 100 % improvement over the US$ 31.8 million for the same period of 2005. This is due to improvements in both operating income and the non-operating result.

Operating income for the first quarter of 2006 reached US$ 226.4 million, a 7.9 % increase when compared to the US$ 209.9 million of the first quarter of 2005. This result was principally due to the good performance of our business in Chile, which was mainly offset by the accounting effect of the appreciation of the Chilean peso against the US dollar which produced reduced results from the rest of the countries where we operate, plus depressed earnings from our business in Argentina. It should be noted that the results for the first quarter of 2005 included contributions from Cachoeira Dourada in Brazil, which was de-consolidated at the beginning of the last quarter of 2005.

The consolidated EBITDA, (operating income plus depreciation and amortization), of Endesa Chile reached, in constant US dollars, US$ 305.2 million for the period ended March 31, 2006, a 16.6 % increase over the same period of 2005, despite that the previous year’s figures included the operating figures of Cachoeira Dourada. The EBITDA distribution by country, adjusted for the shareholding in each subsidiary, shows that Chile contributed 74.1%, Colombia 11.3%, Argentina 7.3 % and Peru 7.2%.

The most notable events of the first quarter were:

  the improved operating income in Chile, amounting to US$ 124.2 million and representing a 65.9% increase over 2005, due to better hydrological conditions, thus showing the strength of the company portfolio operating in a consolidated market like Chile.

  a revolving credit facility for US$ 200 million signed by the Company came into effect on January 26, 2006, which was later syndicated. The Company obtained an interest rate of Libor plus 30 basis points, reflecting its financial strength and the trust of the financial markets in Endesa Chile.

  the Chilean National Energy Commission published on April 17, 2006 its April 2006 Node Price definitive report which set a price of US$ 62.03 MWh at the Alto Jahuel node, effective from May 1, 2006.

  on March 2, 2006 Emgesa, the Colombian subsidiary of Endesa Chile, finalized the purchase of the assets of Termocartagena for approximately US$ 17 million dollars and announced an investment plan of around US$ 5 million dollars in order to pay down debts and restore to 203 MW plant located on the Atlantic coast.

  on January 17, 2006, the shareholders of Edegel, the Peruvian subsidiary of Endesa Chile, and Etevensa ratified the decision taken by both their boards on November 29, 2005 regarding the absorption of Etevensa by Edegel. The approval of the National Institute for the Defence of Competition and of the Institute for the Protection of Intellectual Property (Indecopi) was obtained on April 12, 2006, a necessary step for completing the merger.

Consolidated sales to March 2006 amounted to US$ 550.7 million, 2.3% below the US$ 563.6 million of the previous year. Physical sales in the first quarter were 12,847 GWh, a reduction of 809 GWh compared to the first quarter of 2005. Considering a comparative 2005 which excludes the results to March 2005 of Cachoeira Dourada, sales would have grown by 2.1% in the first quarter of 2006, while physical volumes would have increased by 1%, or 88 GWh.

The cost of sales of the first quarter of 2006 was US$ 309.0 million, a 7.5% drop from the same period in 2005. The hydrology and the conservative management of the contracting policy has enabled Endesa Chile to reduce its variable costs detaching the reduction in purchases of energy and power and the reduction in fuel costs in Chile as a consequence of the lower thermo generation. Cachoeira Dourada’s de-consolidation and the accountable effect of the appreciation of the Chilean peso over the operational results of our foreign companies explained the additional reduction in operating expenses. Administrative and selling expenses reached US$ 15.3 million, a 22% decrease when compared to the same period of 2005.

Electricity generation reached 11,967 GWh during the first quarter of 2006, compared to the 12,631 GWh generated in 2005, a decline of 5.3% . However, the production of Cachoeira Dourada in the first quarter of 2005 was 931 GWh which, excluded from the 2005 figure, results in an increase of 2.3% .

Consolidated Income Statement
(Chilean GAAP, thousand US$)

Table 1.1

(Chilean GAAP, Thousand US$)

	As of March 2005	As of March 2006	Variation	% Var.

Operating Revenues	563,582	550,723	(12,859)	(2.3%)
Operating Expenses	(334,102)	(308,961)	25,140	7.5%

Operating Margin	229,480	241,762	12,281	5.4%

SG&A	(19,583)	(15,335)	4,248	21.7%

Operating Income	209,898	226,427	16,529	7.9%

Net Financial Income (Expenses)	(90,361)	(77,525)	12,836	14.2%
Interest Income	11,516	5,408	(6,108)	(53.0%)
Interest Expense	(101,877)	(82,933)	18,943	18.6%
Net Income from Related Companies	11,615	16,243	4,628	39.8%
Equity Gains from Related Companies	11,664	16,258	4,595	39.4%
Equity Losses from Related Companies	(49)	(16)	33	68.2%
Net other Non Operating Income (Expense)	(14,176)	(26,133)	(11,957)	(84.3%)
Other Non Operating Income	25,799	18,633	(7,166)	(27.8%)
Other Non Operating Expenses	(39,976)	(44,766)	(4,791)	(12.0%)
Positive Goodwill Amortization	(757)	(442)	315	41.6%
Price Level Restatement	(3,723)	(895)	2,828	76.0%
Exchange differences	(9,098)	(3,228)	5,870	64.5%

Non Operating Income	(106,501)	(91,980)	14,521	13.6%

Net Income before Taxes, Min. Interest and Neg.
Goodwill Amortization	103,397	134,447	31,050	30.0%

Income Tax	(50,095)	(46,718)	3,377	6.7%
Extraordinary Items	-	-	-	-
Minority Interest	(30,094)	(28,622)	1,472	4.9%
Negative Goodwill Amortization	8,591	4,605	(3,986)	(46.4%)

NET INCOME	31,800	63,712	31,912	100.4%

Consolidated Income Statement
(Chilean GAAP, Million Ch$)

Table 1.2

(Chilean GAAP, Million Ch$)

	As of March 2005	As of March 2006	Variation	% Var.

Operating Revenues	296,546	289,779	(6,766)	(2.3%)
Operating Expenses	(175,798)	(162,569)	13,228	7.5%

Operating Margin	120,748	127,210	6,462	5.4%

SG&A	(10,304)	(8,069)	2,235	21.7%

Operating Income	110,444	119,141	8,697	7.9%

Net Financial Income (Expenses)	(47,546)	(40,792)	6,754	14.2%
Interest Income	6,059	2,846	(3,214)	(53.0%)
Interest Expense	(53,605)	(43,638)	9,968	18.6%
Net Income from Related Companies	6,111	8,547	2,435	39.8%
Equity Gains from Related Companies	6,137	8,555	2,418	39.4%
Equity Losses from Related Companies	(26)	(8)	18	68.2%
Net other Non Operating Income (Expense)	(7,459)	(13,751)	(6,291)	(84.3%)
Other Non Operating Income	13,575	9,804	(3,771)	(27.8%)
Other Non Operating Expenses	(21,034)	(23,555)	(2,521)	(12.0%)
Positive Goodwill Amortization	(398)	(232)	166	41.6%
Price Level Restatement	(1,959)	(471)	1,488	76.0%
Exchange differences	(4,787)	(1,698)	3,089	64.5%

Non Operating Income	(56,039)	(48,398)	7,640	13.6%

Net Income before Taxes, Min. Interest and Neg.
Goodwill Amortization	54,406	70,743	16,338	30.0%

Income Tax	(26,359)	(24,582)	1,777	6.7%
Extraordinary Items	-	-	-	-
Minority Interest	(15,835)	(15,060)	775	4.9%
Negative Goodwill Amortization	4,521	2,423	(2,097)	(46.4%)

NET INCOME	16,732	33,524	16,791	100.4%

Main events during the period

Investments

Regarding the investment projects in progress in Chile, the Palmucho pass-through hydroelectric plant is under construction. This 32 MW plant will use the ecological flow of the Ralco plant and will involve a total projected investment of US$ 32 million. Its start-up is planned for the second half of 2007.

The announced thermal plant alongside the San Isidro plant is also under construction. Endesa Chile gave the order to proceed to Mitsubishi as the supplier of the turbine for the plant to have a maximum capacity in combined cycle with liquefied natural gas (LNG) of 377 MW. It is expected that this will start operating commercially in open cycle on March 31, 2007. Production in combined cycle will start commercial operations in late February 2008. The investment is estimated in US$ 200 million.

On February 1, the environmental impact approval was obtained from the Maule Region National Environmental Commission for the construction of the Ojos de Agua mini-hydroelectric plant to be located approximately 100 kilometers from the city of Talca, in the river Cipreses valley downstream from La Invernada Lake. The plant will have a capacity of 9 MW and an average annual production of 60 GWh, involving an investment of US$ 15.5 million.

Technical feasibility studies are currently taking place for the implementation of a wind-generating field on the SIC (Chile’s central electricity grid). This project forms part of Endesa Chile’s initiative for developing non-conventional renewable energy projects. The installed capacity is estimated to be in excess of 9 MW for a projected investment of US$ 9 million.

On March 2, 2006 Emgesa, the Colombian subsidiary of Endesa Chile, Emgesa, ended the purchase of the assets of Termocartagena through a bidding process for approximately US$ 17 million dollars and announced an investment plan of around US$ 15 million dollars in order to pay down debts and restore to 203 MW the plant located on the Atlantic coast.

Regarding the announced merger between Edegel, the Peruvian subsidiary of Endesa Chile and Etevensa, on January 17, 2006, the shareholders of Edegel ratified the decision taken by both their boards on November 29, 2005 approving the absorption of Etevensa by Edegel. With the approval of the National Institute for the Defence of Competition and of the Institute for the Protection of Intellectual Property (Indecopi) on April 12, 2006, a necessary step for completing the merger was obtained.

Regarding the development of the Aysén plants, Endesa Chile continues on-site exploration work and is progressing with its constant efforts for achieving a better communication and informing the communities and regional authorities with respect to the project. These plants, which involve a total installed capacity of 2,430 MW, will require an investment of around US$ 2,000 million. They are a necessity for the Chilean electricity system and demonstrate the responsible and continuous commitment of Endesa Chile with the country’s development.

Regulated tariffs

In Chile, the National Energy Commission, CNE, published on December 29, 2005 the node prices resulting from the application of the indexation formula, following the fall in international oil prices by more than 10 % from the price used in calculating the node prices in October. The new Alto Jahuel node price was US$ 59.29 per MWh, compared to US$ 63.38 per MWh previously set, effective from the date of the publication.

The CNE later made a second node price modification by application of the indexation formulas. These produced an accumulated rise in the energy price compared to that set on December 29, 2005. The new price was then set at US$ 64.10 per MWh for the Alto Jahuel node, applicable from February 27, 2006.

On April 17, 2006, the CNE published its Node Price definitive report of April 2006 which set a new price of US$ 62.03 MWh at the Alto Jahuel node, effective from May 1, 2006. The appreciation of the Chilean peso against the US dollar was the main factor behind the fall in the node price, due to its effect on the average of contract prices with the non-regulated customers.

In Peru, the management council of the official energy investment supervisory body, OSINERG, published its resolution on April 10, 2006 setting the new bar price for the period May 2006 - April 2007. This is US$ 35.48 per MWh, 9.9% lower than the present bar price expressed in US dollars. The greater use of natural gas from CAMISEA, and the consideration of a new unit for marking capacity, influenced this change.

Financing

On January 26, 2006, Endesa Chile signed a revolving credit facility for US$ 200 million for a period of 5.5 years at an interest rate of Libor plus a spread of 30 basis points. The proceeds permitted the repayment on maturity of the Yankee bonds of March 2006 of Endesa Chile Internacional amounting to US$ 150 million, plus accrued interest.

On February 15, our subsidiary Betania issued a bond on the Colombian market for 100,000 million Colombian pesos (approximately US$ 44 million) at a term of 7 years, in order to prepay debt. The effective placement yield was CPI+1.8%, much lower than the nominal rate of CPI+6.29%, which meant obtaining proceeds of approximately US$ 53 million. Also, on February 23, Emgesa S.A. placed a bond issue on the Colombian market for 40,000 million Colombian pesos (approximately US$ 17.5 million) for a 10-year term at an interest rate of CPI + 2.4% . The proceeds were used to finance the acquisition of Termocartagena for approx. US$ 17 million.

Sustainability, the Environment and Corporate Governance

On March 2006, was announced The fourth Sustainability Report of Endesa Chile, reporting fully on the objectives achieved by the Company during 2005 in compliance with the seven commitments set out in its Sustainability Policy: commitment with quality of service; commitment with creation of value and profitability; commitment with health, safety and the personal and professional development of the people w orking for Endesa Chile; commitment with good governance and ethical behavior; commitment with environmental protection; commitment with efficiency; and commitment with the development of the societies in which it operates.

The ordinary shareholders’ meeting of Endesa Chile was held on March 21, in where were an election of the Board of Directors, confirming to Luis Rivera Novo as the President and Antonio Pareja Molina as the Vicepresident. At the same time, it was approved a dividend of $5.82 per share regarding the 2005 yearly results, which was paid on March 30, 2006.

Conclusion

Overall, Endesa Chile has proven the strength of counting with a portfolio of highly-efficient investments, which together with an adequate commercial policy and a solid financial position, has permitted the company to improve its results during the first quarter of 2006. The later, which reflects the trend over the last years, allows Endesa Chile to be in a appropriate condition to face new challenges and transform these into growth opportunities, as are the different projects in which is Endesa Chile responsibly working in to tackle the medium and long term energy requirements that have derived from high energy demands.

Operating Income

The following presents an analysis of the business by country:

Operating income in Argentina for the first quarter of 2006 was US$ 13.2 million, compared to US$ 26.9 million the previous year. The principal causes were a reduction in sales of capacity by Endesa Costanera due to the problems of the Argentine electricity sector and their impact on the export business. Endesa Costanera sales thus fell by 32% to US$ 53.4 million. An efficient production management and commercial policies enabled Endesa Costanera to reduce its cost of sales by 7%, from US$ 55.2 million to US$ 51.3 million.

Hidroeléctrica El Chocón was able to capture 7.3% of the increased electricity demand in the Argentine market. Thanks to the good hydrology in the Comahue region during the hydrological year 2005, its production increased by 65% during the first quarter to 1,109.6 GWh, which was mainly sold on the spot market. As a consequence of the recognition of the costs related to natural gas extraction by the authority in the calculation of the station fixed price, the price in the spot market has followed a raise trend. El Chocón was therefore able to benefit from this and obtained a higher average price for the sale of its energy, increasing its operating income by 188%, from US$ 4.2 million during the first quarter 2005 to US$ 12.0 million in the same period 2006.

In analyzing the situation in Argentina, the accounting distortion should be borne in mind in comparing figures from one year to another in Chilean pesos. The chilean peso has shown a strong appreciation against the US dollar, an increase of 10.2% (Ch$ 526.18 per dollar at the end of March 2006 compared to Ch$ 585.93 in March 2005), while the Argentine peso has depreciated by 5.2% against the US dollar (Ar$ 3.0815 per dollar in March 2006 against Ar$ 2.9165 in 2005), thus creating an added effect that turns the results downward as a result of the application of the accounting treatment of foreign currency results required by Technical Bulletin No.64.

Operating income in Colombia reached US$ 59.0 million for the first quarter of 2006, US$ 7.7 million below the level of the corresponding quarter of 2005. The better hydrology motivated hydroelectric production but adversely affected market prices. Our production increased by 4.2% to 2,975.9 GWh but sales were US$ 125.6 million, 6.1% lower than in the same period of the year before. The cost of sales diminished by US$ 0.5 million despite US$ 1.8 million of higher costs incurred in fuel purchases with respect to its thermal generation.

Endesa Chile’s Peruvian subsidiary, Edegel, registered an operating income of US$ 30.1 million, a 12.4% decrease compared to the US$ 34.4 million recorded in the first quarter of 2005. Although production increased by 6.3% and sales volumes by 1.3%, sales fell by 3.3% from US$ 63.5 million to US$ 61.5 million. Operating expenses increased by US$ 2.1 million to US$ 27.0 million. The increase in the cost was mainly attributable to the higher thermal generation, which increased by 59.3 GWh in response to an 8.2% increase in demand on the domestic market. Thermo capability allows the company to cover the demand with its owned generation reducing energy purchases cost in 100% compared to the March 2005 quarter.

The operating figures in Peru were detrimentally affected by the appreciation of the Chilean peso against the US dollar, as the 3.22% depreciation of the Peruvian sol against the dollar caused an added negative effect to the results. Eliminating this effect, the difference in the operating result for the year was positive.

Operating income in Chile reached US$ 124.2 million, exceeding by 65.9% the US$ 74.8 million produced in the first quarter of 2005. As a result of node prices averaging over US$ 60 per MWh and high spot energy prices, reflecting the strong demand and the constant cuts in natural gas supplies from Argentina. Sales rose 15.9% to US$ 285.1 million, compared to US$ 246.0 million in the same period of 2005. The production of 4,369.3 GWh for the period quarter meant a 1.6% increase in generation. The good hydrology enabled Endesa Chile to increase hydraulic generation proportion while at the same time contracting its thermal generation by 26.2% to 887.6 GWh. The cost of sales therefore declined by 5.8%, a US$ 11.5 million drop in variable costs. Endesa Chile’s commercial policy enabled it to be a net seller on the spot market and thus benefit from the margins provided by selling its water-generated energy at high prices.

Non-Operating Income

The non-operating result for the first quarter of 2006 was a negative US$ 92.0 million, compared to a negative US$ 106.5 million in the previous year, thus favorably affecting the Company’s net income in comparison with 2005. The principal changes in the non-operating result were:

Consolidated financial expenses decreased by US$ 18.9 million from US$ 101.9 million in the first half of 2005 to US$ 82.9 million in 2006, a fall of 18.6% due to a reduced debt level and the appreciation of the Chilean peso against the dollar. On the other hand, smaller average cash balances and the de-consolidation of Cachoeira Dourada reduced financial income by US$ 6.1 million, from US$ 11.5 million to US$ 5.4 million.

The net result of investments in related companies increased by US$ 4.6 million in the first half of 2006, mainly due to the US$ 2.0 million of higher accrued net income in the affiliate company GasAtacama and the accrued income in Endesa Brasil S.A. in the first quarter of 2006 of US$ 11.2 million, a holding company created in October 2005 for the corporate restructuring in Brazil. This was mainly offset by the accrued income in the former affiliate company CIEN, which amounted to US$ 8.3 million in the first quarter of 2005, figured given to Endesa Brasil.

Other net non-operating income and expenses produced a lower result of US$ 12.0 million, mainly due to an increase of US$ 19.6 million in provisions for contingencies, litigation and others, which were partially offset by reduced provisions for the re-settlement of energy and power of US$ 6.9 million and an improved result from the conversion adjustment, per Technical Bulletin No.64 of the Chilean Institute of Accountants, of our foreign subsidiaries of US$ 2.2 million.

Price-level restatements and exchange differences showed a net positive change of US$ 8.7 million in the first quarter compared to that of the previous year, from a loss of US$ 12.8 million in 2005 to one of US$ 4.1 million in March 2006. This is mainly explained by variations in the exchange rate between both periods, as the Chilean peso depreciated in real terms against the US dollar by 3.0% in the quarter ended March 31, 2006, compared to a real depreciation of the peso of 5.9% in 2005.

With respect to income taxes and deferred taxes, these were reduced by US$ 3.4 million in the first quarter of 2006, compared to the same period of 2005. Consolidated income tax amounted to US$ 46.7 million, comprising a charge of US$ 27.3 million in income tax, US$ 6.9 million less than in the corresponding period of 2005, related to a lower taxable income, and US$ 19.5 million of deferred tax, an increase of US$ 3.5 million compared to the same period of 2005.

Consolidated Balance Sheet Analysis

The evolution of the key financial figures has been as follows:
Table 2

Assets (Thousand US$)	As of March 2005	As of March 2006	Variation	% Var.

Current Assets	832,899	761,436	(71,462)	(8.6%)
Fixed Assets	9,016,905	7,530,107	(1,486,799)	(16.5%)
Other Assets	811,019	1,140,256	329,237	40.6%

Total Assets	10,660,823	9,431,799	(1,229,024)	(11.5%)

Table 2.1

Assets (Million Ch$)	As of March 2005	As of March 2006	Variation	% Var.

Current Assets	438,255	400,653	(37,602)	(8.6%)
Fixed Assets	4,744,515	3,962,192	(782,324)	(16.5%)
Other Assets	426,742	599,980	173,238	40.6%

Total Assets	5,609,512	4,962,824	(646,688)	(11.5%)

The Company’s total assets as of March 31, 2006 show a decrease of US$ 1,229.0 million compared to the same date of the previous year for the following principal reasons:

Current assets decreased by US$ 71.5 million mainly due to a fall in cash and time deposits of US$ 172.6 million, due to a fall in other current assets of US$ 76.9 million, basically a reduction in securities acquired under resale agreements and deposits for payments of obligations and a reduction in trade accounts receivable of US$ 16.7 million, partially offset by increases in notes and accounts receivable from related companies of US$ 181.2 million, basically transfers to short term of the loan to our affiliate company Atacama Finance Co., and increases in sundry debtors and inventories of US$ 23.4 million.

Fixed assets declined by US$ 1,486.8 million, mainly explained by the end of the consolidation of Cachoeira Dourada S.A., representing US$ 705.6 million, the depreciation for the period of US$ 78.2 million and the effect of the exchange rate on the fixed assets of foreign subsidiaries of approximately US$ 787 million, following the application of the method of carrying non-monetary assets of subsidiaries in unstable countries in the accounts in nominal dollars, in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants. This was partially offset by acquisitions of assets amounting to US$ 84.1 million.

Other assets show an increase of US$ 329.2 million, basically explained by the increase in investments in related companies of US$ 602.2 million, principally the shareholding in Endesa Brasil S.A. as from the fourth quarter of 2005 and a reduction in negative goodwill of US$ 44.1 million reflecting the amortization for the period and the effect of the exchange rate in Chile on the negative goodwill in subsidiaries controlled in dollars, partially compensated by a reduction in investments in other companies of US$ 39.6 million, basically the dissolution of Cesa, a decrease of US$ 221.2 million in notes and accounts receivable from related companies, principally the transfer of the loan to our affiliate company Atacama Finance Co. to short term, and a reduction in other assets of US$ 44.7 million.

Table 3

Liabilities (Thousand US$)	As of March 2005	As of March 2006	Variation	% Var.

Current liabilities	730,244	968,345	238,102	32.6%
Long-term liabilities	4,626,704	3,569,734	(1,056,970)	(22.8%)
Minority interest	2,164,189	1,790,611	(373,579)	(17.3%)
Equity	3,139,685	3,103,109	(36,576)	(1.2%)

Total Liabilities	10,660,823	9,431,799	(1,229,024)	(11.5%)

Table 3.1

Liabilities (Million Ch$)	As of March 2005	As of March 2006	Variation	% Var.

Current liabilities	384,240	509,524	125,284	32.6%
Long-term liabilities	2,434,479	1,878,323	(556,157)	(22.8%)
Minority interest	1,138,753	942,183	(196,570)	(17.3%)
Equity	1,652,040	1,632,794	(19,246)	(1.2%)

Total Liabilities	5,609,512	4,962,824	(646,688)	(11.5%)

Current liabilities show an increase of US$ 238.1 million, mainly due to an increase in bonds payable of US$ 292.3 million following transfers from long to short term of bonds of Endesa Chile an its subsidiaries Edegel and Emgesa S.A., an increase in notes and accounts payable to related companies of US$ 54.8 million and increases in sundry creditors, provisions and other current liabilities of US$ 58.6 million, partially offset by a reduction in borrowings from banks and financial institutions as a result of repayments and a lower exchange rate, for US$ 92.7 million and a reduction in accounts and dividends payable of US$ 77.7 million.

Long-term liabilities reduced by US$ 1,057.0 million, mainly explained by reduced borrowings from banks and financial institutions and bonds payable for US$ 1,060.6 million, following repayments, debt refinancing, transfers to short term, and also influenced by the appreciation of the Chilean peso against the dollar at March 31, 2006 compared to same date in 2005, and a reduction in sundry creditors and provisions of US$ 44.6 million, partially offset by increases in deferred taxes and other long-term liabilities for US$ 48.2 million.

The minority interest shows a fall of US$ 373.6 million mainly due to the decrease in the equity positions of the foreign subsidiaries controlled in dollars, under the terms of Technical Bulletin No.64 of the Chilean Institute of Accountants, and the dissolution of Cesa.

Shareholders’ equity declined by US$ 36.6 million compared to the first quarter of 2005. This is mainly explained by the increase in retained earnings of US$ 52.4 million and in the net income for the period of US$ 31.9 million, offset by the reduction in other reserves of US$ 121.4 million.

	Financial Debt Maturities with Third Parties

Table 4

(Thousand US$)	2006	2007	2008	2009	2010	Balance	TOTAL

Chile	321,141	47,536	416,372	630,854	234,947	1,195,232	2,846,081

Endesa Chile (*)	321,141	47,536	416,372	630,854	234,947	1,195,232	2,846,081

Argentina	71,278	39,846	37,943	39,184	25,689	13,517	227,457

Costanera	61,680	39,846	37,943	39,184	25,689	13,517	217,859

Hidroinvest	9,599	-	-	-	-	-	9,599

Perú	77,546	89,929	29,205	40,846	10,423	28,798	276,746

Edegel	77,546	89,929	29,205	40,846	10,423	28,798	276,746

Colombia	128,080	25,473	-	137,658	69,870	213,976	575,057

Emgesa	102,607	-	-	137,658	-	109,171	349,436
Betania	25,473	25,473	-	-	69,870	104,804	225,621

TOTAL	598,046	202,783	483,519	848,542	340,928	1,451,523	3,925,341

Table 4.1

(Million Ch$)	2006	2007	2008	2009	2010	Balance	TOTAL

Chile	168,978	25,012	219,086	331,943	123,624	628,907	1,497,551

Endesa Chile (*)	168,978	25,012	219,086	331,943	123,624	628,907	1,497,551

Argentina	37,505	20,966	19,965	20,618	13,517	7,112	119,683

Costanera	32,455	20,966	19,965	20,618	13,517	7,112	114,633

Hidroinvest	5,051	-	-	-	-	-	5,051

Perú	40,803	47,319	15,367	21,492	5,484	15,153	145,618

Edegel	40,803	47,319	15,367	21,492	5,484	15,153	145,618

Colombia	67,393	13,404	-	72,433	36,764	112,590	302,583

Emgesa	53,990	-	-	72,433	-	57,444	183,866
Betania	13,404	13,404	-	-	36,764	55,146	118,717

TOTAL	314,680	106,701	254,418	446,486	179,390	763,762	2,065,436

(*) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon
(*) 2009 includes a put option of Yankee Bond for MMUS$ 220

Table 5

Ratios	Unit	As of March 2005	As of March 2006	%Var.

Liquidity	Times	1.14	0.79	(30.7%)
Acid ratio test *	Times	0.97	0.73	(24.7%)
Leverage **	Times	1.01	0.93	(7.9%)
Short-term debt	%	13.6	21.3	56.6%
Long-term debt	%	86.4	78.7	(8.9%)

* Current assets net of inventories and pre-paid expenses
** Compounds to the ratio = Total debt / (equity + minority interest)

The Company’s liquidity ratios declined as of March 2006 compared to March 2005. The current ratio was 0.79:1, 30.7% below the level as of March 2005, and the acid test ratio was 0.73:1, a 24.7% drop from the previous year. The deterioration in these ratios is mainly explained by increases in current liabilities, principally bonds payable and notes and accounts payable to related companies, as well as decreases in current assets, basically in cash, time deposits and other current assets.

The debt ratio as of March 2006 was 1.46:1, a reduction of 14.6% compared to the previous year, as the result of the prepayment of financial debt and the greater appreciation of the Chilean peso against the dollar in 2006 than in 2005.

It is important to mention that the main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures, but they are the main resource in the generation of liquidity.

Consolidated Balance Sheet
(Chilean GAAP)

Table 6.1

ASSETS	Million Ch$		Thousand US$

	As of March 2005	As of March 2006	As of March 2005	As of March 2006

CURRENT ASSETS
Cash	20,267	10,278	38,518	19,534
Time Deposits	147,830	66,994	280,950	127,322
Marketable Securities	3,793	1,962	7,209	3,730
Accounts Receivable, net	132,238	123,450	251,318	234,615
Notes receivable	57	-	109	-
Other accounts receivable	30,071	36,539	57,149	69,442
Amounts due from related companies	37,375	132,726	71,032	252,244
Inventories, net	13,301	19,140	25,279	36,376
Income taxes recoverable	6,108	4,942	11,609	9,393
Prepaid expenses	3,878	2,916	7,371	5,541
Deferred taxes	2,632	1,449	5,001	2,754
Other current assets	40,703	256	77,355	486

Total currrent assets	438,255	400,653	832,899	761,436

PROPERTY, PLANT AND EQUIPMENT
Property	53,739	51,794	102,130	98,433
Buildings and Infrastructure	6,105,769	5,356,419	11,603,955	10,179,823
Plant and equipment	1,212,134	1,043,433	2,303,649	1,983,034
Other assets	91,026	90,195	172,995	171,415
Technical appraisal	188,802	65,380	358,816	124,255
Sub - Total	7,651,470	6,607,221	14,541,544	12,556,959
Accumulated depreciation	(2,906,955)	(2,645,029)	(5,524,639)	(5,026,853)

Total property, plant and equipment	4,744,515	3,962,192	9,016,905	7,530,107

OTHER ASSETS
Investments in related companies	174,032	490,893	330,745	932,938
Investments in other companies	24,691	3,853	46,926	7,323
Positive Goodwill	20,870	11,627	39,663	22,097
Negative goodwill	(56,694)	(33,509)	(107,746)	(63,684)
Long-term receivables	26,403	33,822	50,179	64,279
Amounts due from related companies	116,382	0	221,183	1
Intangibles	30,707	26,352	58,359	50,082
Accumulated amortization	(9,482)	(9,353)	(18,020)	(17,775)
Others	99,832	76,293	189,730	144,995

Total other assets	426,742	599,980	811,019	1,140,256

TOTAL ASSETS	5,609,512	4,962,824	10,660,823	9,431,799

Consolidated Balance Sheet
(Chilean GAAP)

Table 6.2

LIABILITIES AND SHAREHOLDERS' EQUITY	Million Ch$		Thousand US$

	As of March 2005	As of March 2006	As of March 2005	As of March 2006

CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	24,871	39,715	47,268	75,478
Current portion of long-term debt	93,467	29,835	177,633	56,702
Notes Payable	-	-	-	-
Current portions of bonds payable	72,064	225,856	136,958	429,237
Current portion of other long-term debt	24,484	28,591	46,532	54,337
Dividends payable	41,245	3,770	78,385	7,166
Accounts payable and accrued expenses	56,750	53,342	107,854	101,376
Miscellaneous payables	16,719	26,279	31,774	49,942
Amounts payable to related companies	4,974	33,810	9,452	64,255
Provisions	17,610	28,443	33,467	54,056
Withholdings	9,821	8,578	18,664	16,303
Income Tax	21,146	19,660	40,187	37,363
Deferred Income	132	253	250	480
Deferred Taxes	-	-	-	-
Other current liabilities	957	11,392	1,819	21,651

Total current liabilities	384,240	509,524	730,244	968,345

LONG-TERM LIABILITIES
Due to banks and financial institutions	266,811	202,026	507,072	383,948
Bonds payable	1,891,834	1,442,646	3,595,411	2,741,735
Due to other institutions	97,014	52,920	184,374	100,574
Accounts payable	42,125	30,035	80,057	57,080
Amounts payable to related companies	-	-	-	-
Accrued expenses	40,969	29,616	77,861	56,285
Deferred taxes	87,526	109,851	166,342	208,771
Other long-Term liabilities	8,202	11,229	15,587	21,341

Total Long-term liabilities	2,434,479	1,878,323	4,626,704	3,569,734

Minority interest	1,138,753	942,183	2,164,189	1,790,611

SHAREHOLDERS' EQUITY

Paid-in capital, no par value	1,120,583	1,115,201	2,129,657	2,119,428
Capital revaluation reserve	(8,965)	(3,346)	(17,037)	(6,358)
Additional paid-in capital-share premium	218,058	218,104	414,417	414,505
Other reserves	39,146	(24,733)	74,398	(47,004)
Total Capital and Reserves	1,368,823	1,305,227	2,601,434	2,480,571

Retained Earnings
Retained earnings	266,485	294,043	506,451	558,826
Net Income	16,732	33,524	31,800	63,712
Accumulated surplus during development period of
certain subsidiaries	-	-	-	-
Total Retained Earnings	283,217	327,567	538,251	622,538

Total Shareholders' Equity	1,652,040	1,632,794	3,139,685	3,103,109

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,609,512	4,962,824	10,660,823	9,431,799

Consolidated Cash Flow
(Chilean GAAP)

Table 7

Consolidated Cash Flow (Thousand US$)	As of March 2005	As of March 2006	Variation	% Var.

Operating	83,554	85,361	1,807	2.2%
Financing	(145,455)	(69,505)	75,950	52.2%
Investment	(27,333)	(33,908)	(6,575)	(24.1%)

Net cash flow of the period	(89,233)	(18,052)	71,182	79.8%

Table 7.1

Consolidated Cash Flow (Million Ch$)	As of March 2005	As of March 2006	Variation	% Var.

Operating	43,965	44,915	951	2.2%
Financing	(76,535)	(36,572)	39,963	52.2%
Investment	(14,382)	(17,842)	(3,460)	(24.1%)

Net cash flow of the period	(46,953)	(9,499)	37,454	79.8%

Main aspects of the current period on the effective cash flow statement are:
a) Operating activities generated a positive cash flow of US$ 85.4 million, representing a 2.2% increase over March 2005. This flow mainly comprises the net income for the period of US$ 63.7 million, plus charges to income not representing net cash flows amounting to US$ 70.2 million, increases in assets affecting cash flow of US$ 149.8 million, increases in liabilities affecting cash flow of US$ 72.7 million and minority interest of US$ 28.6 million.

b) Financing activities generated a negative cash flow of US$ 69.5 million as of March 2006 compared to the negative US$ 145.5 million of the sane period of 2005. This mainly consisted of loan and bond repayments of US$ 329.0 million and dividend payments of US$ 100.0 million. This is partially offset by loans drawn and bonds payable of US$ 360.6 million.

c) Investment activities generated a negative flow of US$ 33.9 million, mainly acquisitions of fixed assets of US$ 84.1 million, offset basically by the collection of documented loans to related companies of US$ 50.6 million.

Consolidated Cash Flow From Foreign Operations
(Chilean GAAP)

Table 8

Cash Flow (Million US$) (1)	Interests		Dividends		Capital Red.		Intercompany Amortiz.		Others		Total

	As of March 2005	As of March 2006	As of March 2005	As of March 2006	As of March 2005	As of March 2006	As of March 2005	As of March 2006	As of March 2005	As of March 2006	As of March 2005	As ofMarch 2006

Argentina	2.8	2.9								0.2	2.8	3.0
Peru
Brazil			26.0								26.0
Colombia		30.7						56.3				87.1

Total	2.8	33.6	26.0					56.3		0.2	28.8	90.1

(1) The figures are expressed at exchange rate of $526.18 per dollar.

Consolidated Cash Flow (Chilean GAAP)

Table 9

	Million Ch$		Thousand US$

	As of March 2005	As of March 2006	As of March 2005	As of March 2006

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	16,732	33,524	31,800	63,712

(Profit) loss in sale of assets
(Profit) loss in sale of fixed assets	19	(6)	37	(12)
(Profit) loss in sale of other assets	-	-	-	-
Charges (credits) which do not represent cash flows:	50,585	36,914	96,136	70,156
Depreciation	48,892	41,143	92,919	78,192
Amortization of intangibles	348	280	662	532
Write-offs and provisions	-	-	-	-
Amortization of positive goodwill	398	232	757	442
Amortization of negative goodwill (less)	(4,521)	(2,423)	(8,591)	(4,605)
Accrued profit from related companies (less)	(6,137)	(8,555)	(11,664)	(16,258)
Accrued loss from related companies	26	8	49	16
Net, price-level restatement	1,959	471	3,723	895
Net exchange difference	4,787	1,698	9,098	3,228
Other credits which do not represent cash flow (less)	(2,854)	(530)	(5,425)	(1,007)
Other charges which do not represent cash flow	7,687	4,589	14,608	8,722
Assets variations which affect cash flow:	(7,986)	(78,814)	(15,177)	(149,786)
Decrease (increase) in receivable accounts	(165)	(9,057)	(313)	(17,212)
Decrease (increase) in inventories	2,422	5,444	4,604	10,347
Decrease (increase) in other assets	(10,244)	(75,202)	(19,468)	(142,921)
Liabilities variations which affect cash flow:	(31,221)	38,237	(59,336)	72,669
Accounts payable related to operating results	(62,824)	33,985	(119,397)	64,587
Interest payable	2,668	612	5,071	1,164
Income tax payable	12,384	8,573	23,536	16,293
Accounts payable related to non operating results	29,443	(26)	55,955	(49)
Accrued expenses and withholdings	(12,892)	(4,907)	(24,501)	(9,325)

Minority Interest	15,835	15,060	30,094	28,622

Net Positive Cash Flow Originated from Operating Activities	43,965	44,915	83,554	85,361

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES
Shares issued and subscribed	-	-	-	-
Proceeds from loans wired	11,044	156,948	20,990	298,277
Proceeds from debt issuance	65,410	32,779	124,311	62,296
Proceeds from loans obtained from related companies	-	-	-	-
Capital distribution	(54,096)	-	(102,808)	-
Other financing sources	906	-	1,721	-
Dividends paid	(88)	(52,638)	(167)	(100,037)
Loans, debt amortization (less)	(99,712)	(92,915)	(189,501)	(176,584)
Issuance debt amortization(less)	-	(80,222)	-	(152,460)
Amortization of loans obtained from related companies	-	-	-	-
Amortization of expenses in issuance debt	-	-	-

Other disbursements related to financing(less)	-	(525)	-	(998)

Net Cash Flow Originated from Financing Activities	(76,535)	(36,572)	(145,455)	(69,505)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	-	119	-	226
Sale of related companies	-	-	-	-
Sale of other investments	-	-	-	-
Collection upon loans to related companies	-	26,649	-	50,646
Other income on investments	145	706	275	1,341
Additions to fixed assets (less)	(12,543)	(44,247)	(23,838)	(84,090)
Investments in related companies (less)	-	(2)	-	(4)
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	(1,983)	(1,058)	(3,769)	(2,011)

Other investment disbursements(less)	-	(8)	-	(16)

Net Cash Flow Originated from Investment activities	(14,382)	(17,842)	(27,333)	(33,908)

Net Positive Cash Flow for the period	(46,953)	(9,499)	(89,233)	(18,052)

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND

CASH EQUIVALENT	9,269	7,609	17,616	14,461

NET VARIATION OF CASH AND CASH EQUIVALENT	(37,683)	(1,890)	(71,617)	(3,591)

INITIAL BALANCE OF CASH AND CASH EQUIVALENT	237,389	81,121	451,155	154,169

FINAL BALANCE OF CASH AND CASH EQUIVALENT	199,705	79,231	379,538	150,578

Most important changes in the markets where the company operates

ARGENTINA

  Resolution 0269 of 2006 of the Secretary of Energy grants CEMSA a provisional authority for 180 days from February 25 to import electricity from Bolivia with a maximum capacity of 120 MW under the Firm Capacity and Associated Energy format for a term of 15 years. Operations are expected to start for the winter of 2007.

CHILE

  On February 15, 2006 Endesa, Enap and Metrogas signed a Letter of Agreement with British Gas which commits the parties and contains the essential terms for the development of the LNG supply project and the construction of the Quintero re-gasification terminal.

COLOMBIA

  Resolution CREG 001-2006 was published; it modifies Resolution 128 of 1996 concerning market share limitations on electricity companies. The limit for generation remains at 25%, but now adding to the calculation the Direct Participation Percentage of the company in generation plus the Direct Participation Percentage in this activity of other companies in which it has a controlling relationship, whether as parent company, subsidiary or subordinate.
  Starting March 2, Emgesa officially began to manage the recently acquired TermoCartagena plant, comprising three units operating with gas and totaling 199 MW.

PERU

  OSINERG published the bar tariff for the period May 2006 - April 2007. The amount set is US$ 35.48 per MWh monomic, which represents a fall of 9.9% compared to the current tariff. The factors influencing this reduction include the impact of the greater use of natural gas for generation and the modification of the point unit for the determination of the price for capacity which considers lower operating and maintenance costs.
  The CAMISEA gas pipeline was out of service between March 5 and 17 because of an explosion in the pipeline. The marginal cost was not affected by this situation, remaining at around US$ 23.5 per MWh.

Market risk analysis

ARGENTINA
- Hydrology: Chocón is at its high-water level and is a net seller in the spot market.

- Fuel price: Costanera has had its long-term gas supply contracts terminated by regulatory intervention since September 2005. Therefore, in the meantime it had to guarantee supplies under a scheme of monthly renewable contracts with Metrogas which has permitted normal gas supplies in the period.

- Variation in demand: Domestic energy demand grew by 7.3% in the first quarter 2006 compared to the same period of last year.

CHILE
- Hydrology: The hydrological year April 2005-March 2006 ended with a 30.6% probability of surplus (equivalent to approximately 110% of the historical average), which represented a normal-wet hydrology period for the system. The company has been a net seller in the spot market.

- Fuel risk: The availability of gas in the first quarter of 2006 compares favorably with the same period of the year before. In the north, Taltal has maintained its normal restriction of 0.9 MMm3/d because of the lack of export permits while, in the central zone, San Isidro has not suffered gas supply restrictions from Argentina but there were transport restrictions by Gas Andes during some days in March. Despite this, other generators in the central zone suffered restrictions imposed by their producers in Argentina during the first quarter of 2006.

- Variation in demand: Demand increased near 6.6% in the SIC and 1.8% in the SING during the first quarter of 2006.

COLOMBIA
- Hydrology: The numbers of contracts of Group companies make their exposure to hydrology risk relatively low. Total contributions to the SIN in the first quarter of 2006 were 18% above average. For Guavio and Betania, water inflows in the quarter were 133% and 136% respectively (very wet conditions for both basins). It should be borne in mind that the first quarter of the year corresponds to the summer season in Colombia.

- Fuel price: Because of the declaration of offers mechanism, the fuel price is just one component of the declared price. For dry conditions, the declared price may rise according to the perception of market participants.

- Variation in demand: Demand increased near 4.3% during the first quarter 2006.

PERU
- Hydrology: Endesa Group is a net seller on the spot market so the risk of dry hydrological conditions is low. In the first quarter of 2006, the flows of the rivers Tulumayo, Rimac and Tarma were 92%, 98% and 72% of their average respectively and correspond to a semi-dry category. The flows of the river Mantaro were 79%, which corresponds to a dry category.

- Fuel price: The international oil price directly affects the price of liquid fuels used by most thermal plants, so energy prices in the system are strongly affected and the value of signed contracts diminishes.

- Variation in demand: Demand increased over 8.2% during the first quarter 2006.

Exchange and interest rate risk analysis

The company has a high percentage of its loans nominated in US dollars as most of its sales in the different markets where it operates show a high degree of indexation to that currency. The markets where the Company’s foreign subsidiaries operate show a lower indexation to the dollar so the subsidiaries in those markets have larger borrowings in local currency.

Despite this natural exchange rate hedge, the Company, in a scenario of high dollar volatility, has continued with its policy of partially hedging its dollar liabilities in order to attenuate the fluctuations in its results caused by exchange rate variations. In view of the important reduction in the mis-matched accounting position in recent years, which has reached prudent levels, the Company has modified its dollar-peso hedging policy by setting a maximum accounting mis-match position over which hedging transactions are made.

As of March 31, 2006, the Company in consolidated terms did not use dollar-peso forward contracts, compared to US$ 140 million of such forwards at the same date last year. This change is because the accounting mis-match was within the limit set out in the Company’s hedging policy.

Regarding the interest rate risk, the Company has a proportion of fixed to variable rate debt of approximately 89% / 11 % as of March 31, 2006. The percentage at fixed rates has declined slightly compared to the 93% / 7 % fixed / variable percentages as of March 2005, but equally reduces the interest-rate fluctuation risk.

Business Information
Main Operating Figures in GWh

Table 10

As of March 2006	Costanera	Chocón	Cachoeira (1)	Betania	Emgesa	Edegel	TOTAL CHILE
Total generation	2,194.9	1,109.6	-	511.0	2,464.9	1,316.9	4,369.3
Hydro generation	-	1,109.6	-	511.0	2,363.8	1,254.9	3,481.7
Thermo generation	2,194.9	-	-	-	101.1	62.1	887.6
Purchases	11.7	27.0	-	95.6	530.0	3.3	380.1
Purchases to related companies	-	-	-	-	-	-	1,460.0
Purchases to other generators	11.7	-	-	-	54.2	-	252.7
Purchases at spot	-	27.0	-	95.6	475.8	3.3	127.4
Transmission losses, pump and other
consumption	11.2	-	-	-	36.3	41.6	78.8
Total electricity sales	2,195.3	1,136.6	-	606.6	2,958.5	1,278.8	4,670.6
Sales at regulated prices	-	-	-	23.5	738.3	242.8	1,641.9
Sales to related companies others
activities (reg.)	-	-	-	144.5	265.8	240.4	1,002.4
Sales at unregulated prices	145.2	212.0	-	-	713.3	428.6	1,207.2
Internal sales (unregulated prices)	48.4	83.8	-	-	-	-	-
Sales at spot marginal cost	2,001.7	840.8	-	438.6	1,241.0	367.1	819.2
Sales to related companies
generators	-	-	-	-	(0.0)	-	1,460.0
TOTAL SALES IN THE SYSTEM	24,449.6	24,449.6	88,533.2	16,938.3	16,938.3	5,119.4	12,318.2
Market Share on total sales (%)	9%	5%	0%	4%	17%	25%	38%

As of March 2006	Costanera	Chocón	Cachoeira	Betania	Emgesa	Edegel	TOTAL CHILE
Total generation	2,631.0	672.6	931.3	443.5	2,411.4	1,239.4	4,301.5
Hydro generation	-	672.6	931.3	443.5	2,400.0	1,236.6	3,099.5
Thermo generation	2,631.0	-	-	-	11.4	2.8	1,202.0
Purchases	18.1	57.8	12.3	71.1	554.5	36.2	388.7
Purchases to related companies	-	-	-	-	-	-	1,387.9
Purchases to other generators	-	-	-	-	25.3	32.9	239.7
Purchases at spot	18.1	57.8	12.3	71.1	529.2	3.3	149.0
Transmission losses, pump and other
consumption	17.7	-	-	(0.2)	17.8	12.7	66.3
Total electricity sales	2,631.4	730.4	943.7	514.8	2,948.1	1,263.0	4,624.2
Sales at regulated prices	-	-	569.1	64.2	444.7	209.3	1,573.1
Sales to related companies others
activities (reg.)	-	-	-	123.8	546.6	264.1	988.2
Sales at unregulated prices	197.7	171.8	199.6	-	708.6	433.7	1,192.9
Internal sales (unregulated prices)	125.8	91.0	-	-	-	-	-
Sales at spot marginal cost	2,307.9	467.6	175.0	326.8	1,248.1	355.8	870.0
Sales to related companies
generators	-	-	-	-	-	-	1,387.6
TOTAL SALES IN THE SYSTEM	23,445.3	23,445.3	83,916.4	17,106.3	17,106.3	4,758.9	12,084.9
Market Share on total sales (%)	11%	3%	1%	3%	17%	27%	38%
(1) ceased consolidation of company since October 2005

Business Information
Main Operating Figures in GWh

Table 10.1

As of March 2006	Endesa	Pangue	Pehuenche	San Isidro	Endesa SIC	Endesa SING	TOTAL CHILE
Total generation	2,672.2	298.0	936.2	344.6	4,250.9	118.4	4,369.3
Hydro generation	2,247.5	298.0	936.2	-	3,481.7	-	3,481.7
Thermo generation	424.6	-	-	344.6	769.2	118.4	887.6
Purchases	1,416.6	14.8	-	281.2	252.7	127.4	380.1
Purchases to related companies	1,164.0	14.8	-	281.2	1,460.0	-	1,460.0
Purchases to other generators	252.7	-	-	-	252.7	-	252.7
Purchases at spot	-	-	-	-	-	127.4	127.4
Transmission losses, pump and
other consumption	48.7	6.6	19.1	3.1	77.5	1.2	78.8
Total electricity sales	4,040.2	306.1	917.1	622.6	4,426.0	244.6	4,670.6
Sales at regulated prices	1,603.4	-	38.5	-	1,641.9	-	1,641.9
Sales to related companies others
activities (reg.)	1,002.4	-	-	-	1,002.4	-	1,002.4
Sales at unregulated prices	755.2	-	31.7	175.7	962.6	244.6	1,207.2
Internal sales (unregulated prices)	-	-	-	-	-	-	-
Sales at spot marginal cost	383.3	-	435.9	-	819.2	-	819.2
Sales to related companies
generators	296.0	306.1	410.9	447.0	1,460.0	-	1,460.0
TOTAL SALES IN THE SYSTEM	9,440.3	9,440.3	9,440.3	9,440.3	9,440.3	2,877.9	12,318.2
Market Share on total sales (%)	40%	0%	5%	2%	47%	8%	38%

As of March 2006	Endesa	Pangue	Pehuenche	San Isidro	Endesa SIC	Endesa SING	TOTAL CHILE
Total generation	2,672.7	226.8	716.8	597.1	4,213.4	88.0	4,301.5
Hydro generation	2,155.8	226.8	716.8	-	3,099.5	-	3,099.5
Thermo generation	516.8	-	-	597.1	1,113.9	88.0	1,202.0
Purchases	1,408.2	39.7	-	179.6	239.7	149.0	388.7
Purchases to related companies	1,168.5	39.7	-	179.6	1,387.9	-	1,387.9
Purchases to other generators	239.7	-	-	-	239.7	-	239.7
Purchases at spot	-	-	-	-	-	149.0	149.0
Transmission losses, pump and
other consumption	57.6	0.9	4.8	2.1	65.4	0.9	66.3
Total electricity sales	4,023.3	265.7	712.0	774.7	4,388.0	236.2	4,624.2
Sales at regulated prices	1,523.4	-	24.3	25.4	1,573.1	-	1,573.1
Sales to related companies others
activities (reg.)	988.2	-	-	-	988.2	-	988.2
Sales at unregulated prices	749.2	0.2	29.7	177.7	956.7	236.2	1,192.9
Internal sales (unregulated prices)	-	-	-	-	-	-	-
Sales at spot marginal cost	540.0	-	247.4	82.6	870.0	-	870.0
Sales to related companies
generators	222.5	265.5	410.6	489.0	1,387.6	-	1,387.6
TOTAL SALES IN THE SYSTEM	9,115.3	9,115.3	9,115.3	9,115.3	9,115.3	2,969.6	12,084.9
Market Share on total sales (%)	42%	0%	3%	3%	48%	8%	38%

Endesa Chile’s Operating Revenues and Expenses break down by country
(Chilean GAAP)

Table 11

	Million Ch$		Thousand US$

	As of March 2005	As of March 2006	As of March 2005	As of March 2006	% Var

OPERATING REVENUES	296,546	289,779	563,582	550,723	(2.3%)

Energy sales revenues:	290,429	277,004	551,957	526,444	(4.6%)

Endesa Chile and subs. in Chile	123,615	137,693	234,928	261,684	11.4%
Costanera	41,463	28,079	78,801	53,364	(32.3%)
Chocón	9,118	13,243	17,329	25,168	45.2%
Cachoeira	12,728	-	24,189	-	(100.0%)
Betania	8,229	7,116	15,639	13,524	(13.5%)
Emgesa	62,082	58,862	117,987	111,867	(5.2%)
Edegel	33,193	32,011	63,083	60,837	(3.6%)

Other revenues:	6,117	12,775	11,626	24,280	108.8%

Endesa Chile and subs. in Chile	5,806	12,316	11,034	23,407	112.1%
Costanera	-	-	-	-
Chocón	-	-	-	-
Cachoeira	-	-	-	-
Betania	18	17	34	33	(1.8%)
Emgesa	49	110	94	209	122.6%
Edegel	244	332	464	630	35.8%

OPERATING EXPENSES	175,798	162,569	334,102	308,961	(7.5%)

Fixed Costs:	14,003	16,228	26,612	30,842	15.9%

Endesa Chile and subs. in Chile	6,864	8,789	13,045	16,704	28.0%
Costanera	1,632	1,919	3,102	3,647	17.6%
Chocón	374	409	711	778	9.4%
Cachoeira	455	-	865	-	(100.0%)
Betania	481	491	915	934	2.1%
Emgesa	2,839	3,134	5,395	5,957	10.4%
Edegel	1,357	1,485	2,580	2,822	9.4%

Depreciation and Amortization:	49,052	41,360	93,223	78,604	(15.7%)

Endesa Chile and subs. in Chile	20,018	19,191	38,045	36,473	(4.1%)
Costanera	5,972	5,323	11,350	10,116	(10.9%)
Chocón	3,657	3,159	6,951	6,004	(13.6%)
Cachoeira	4,355	-	8,277	-	(100.0%)
Betania	2,481	2,139	4,716	4,065	(13.8%)
Emgesa	7,113	6,167	13,518	11,720	(13.3%)
Edegel	5,455	5,380	10,368	10,226	(1.4%)

Variable Costs:	112,743	104,981	214,267	199,516	(6.9%)

Costanera	21,417	19,739	40,703	37,513	(7.8%)
Chocón	2,726	3,202	5,182	6,086	17.5%
Cachoeira	2,243	-	4,262	-	(100.0%)
Betania	856	459	1,626	873	(46.3%)
Emgesa	20,590	21,697	39,132	41,234	5.4%
Edegel	6,301	7,352	11,976	13,973	16.7%
Fuels and Lubricants in Chile	18,281	15,043	34,743	28,590	(17.7%)
Energy purchases in Chile	13,637	11,460	25,916	21,779	(16.0%)
Other variable costs in Chile	26,691	26,029	50,725	49,468	(2.5%)

Endesa Chile’s Operating Income break down by country
(Chilean GAAP)

Table 11.1

	Million Ch$		Thousand US$

	As of March 2005	As of March 2006	As of March 2005	As of March 2006	% Var

OPERATING REVENUES	296,546	289,779	563,582	550,723	(2.3%)

Endesa Chile and subs. in Chile	129,420	150,009	245,962	285,091	15.9%
Costanera	41,463	28,079	78,801	53,364	(32.3%)
Chocón	9,118	13,243	17,329	25,168	45.2%
Cachoeira	12,728	-	24,189	-	(100.0%)
Betania	8,247	7,133	15,673	13,557	(13.5%)
Emgesa	62,132	58,972	118,081	112,076	(5.1%)
Edegel	33,437	32,343	63,547	61,467	(3.3%)

OPERATING EXPENSES	175,798	162,569	334,102	308,961	(7.5%)

Endesa Chile and subs. in Chile	85,491	80,513	162,475	153,014	(5.8%)
Costanera	29,022	26,980	55,155	51,276	(7.0%)
Chocón	6,758	6,771	12,843	12,868	0.2%
Cachoeira	7,053	-	13,404	-	(100.0%)
Betania	3,818	3,090	7,257	5,872	(19.1%)
Emgesa	30,542	30,998	58,044	58,911	1.5%
Edegel	13,114	14,218	24,923	27,021	8.4%

OPERATING MARGIN	120,748	127,210	229,480	241,762	5.4%

Endesa Chile and subs. in Chile	43,929	69,496	83,487	132,077	58.2%
Costanera	12,442	1,099	23,646	2,088	(91.2%)
Chocón	2,360	6,472	4,486	12,300	174.2%
Cachoeira	5,675	-	10,785	-	(100.0%)
Betania	4,429	4,044	8,416	7,685	(8.7%)
Emgesa	31,590	27,974	60,036	53,165	(11.4%)
Edegel	20,323	18,125	38,624	34,446	(10.8%)

GENERAL AND ADMINISTRATIVE COSTS	10,304	8,069	19,583	15,335	(21.7%)

Endesa Chile and subs. in Chile	4,546	4,147	8,640	7,882	(8.8%)
Costanera	496	478	942	909	(3.5%)
Chocón	170	163	322	310	(3.8%)
Cachoeira	1,896	-	3,604	-	(100.0%)
Betania	66	102	126	193	52.7%
Emgesa	882	894	1,676	1,699	1.4%
Edegel	2,247	2,285	4,271	4,342	1.7%

OPERATING INCOME	110,444	119,141	209,898	226,427	7.9%

Endesa Chile and subs. in Chile	39,383	65,349	74,847	124,196	65.9%
Costanera	11,946	620	22,703	1,179	(94.8%)
Chocón	2,191	6,309	4,163	11,990	188.0%
Cachoeira	3,779	-	7,181	-	(100.0%)
Betania	4,362	3,942	8,290	7,492	(9.6%)
Emgesa	30,708	27,080	58,360	51,466	(11.8%)
Edegel	18,076	15,840	34,353	30,104	(12.4%)

INTERNATIONAL GENERATOR CONTRIBUTION

Endesa Chile's Ownership Structure, as of March 31, 2006 Total Shareholders: 22,842. Total Shares Outstanding: 8,201,754,580

Table 12

Shareholder	% Holding

Enersis	59.98%
Chilean Pension Funds	20.32%
ADR’s	5.43%
Individuals	9.04%
Others	5.23%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended March 31, 2006, on Friday, April 28, 2006, at 10:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 597 53 24, international.
Dial-In number: 1 (866) 713 85 65
Passcode I.D.: 24568732

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 56272108

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet and see an online presentation, or listen to a webcast replay of the call you may access www.endesachile.cl, (please note that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: April 26, 2006	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.
Chief Executive Officer